October 19, 2005

Celeste Murphy
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Southeast Acquisitions II, L.P., Schedule TO-T filed September 28, 2005 by MacKenzie Patterson Fuller, Inc. and its affiliates, the Purchasers;
SEC File No. 005-81005

Dear Ms. Murphy:

Thank you for your letter dated October 11, 2005 regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1. We do not believe Unit holders would ever have to pay such fees. This could only be an issue when a security can be held in "street name" by a brokerage firm. We believe that all of the Units of this Partnership are held in the name of the record holder (they are not DTC-eligible and do not have a CUSIP number).

2. We do not have any information from the general partner or otherwise regarding the sale. Our only information comes from documents filed by the Partnership with the Commission.

3. We do not believe the conditions are so broad as to make the Offer illusory or unclear. Nonetheless, we hereby confirm our understanding of the staff's previously stated position that we must promptly advise Unitholders as to how we intend to proceed if we believe an event implicates a condition.

4. Of course if our determination were challenged and a court ordered us to change it, we would be in violation of that court order if we did not. The point of this statement is that we are the ones who determine whether a condition has been triggered and the tendering unitholders do not. They are of course free to challenge that determination in a court of law if it does not comport with the language of the condition.

Closing paragraphs: While acknowledging the Staff's positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so. To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law. To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments.

Very Truly Yours,
/s/ Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 206
(925) 871-4046 (Fax)
chip@mpfi.com